Exhibit 4

As of June 30, 2010*

Cohen & Steers Closed-End Opportunity Fund, Inc.

Assets = $344,870,702.55

Minimum Bond = $750,000

Cohen & Steers Dividend Majors Fund, Inc.

Assets = $150,670,002.19

Minimum Bond = $600,000

Cohen & Steers Global Income Builder, Inc.

Assets = $302,617,503.70

Minimum Bond = $750,000

Cohen & Steers Quality Income Realty Fund, Inc.

Assets = $1,288,358,242.43

Minimum Bond = $1,250,000

Cohen & Steers REIT and Preferred Income Fund, Inc.

Assets = $966,039,573.15

Minimum Bond = $1,000,000

Cohen & Steers Infrastructure Fund, Inc.

Assets = $2,155,137,337.38

Minimum Bond = $1,700,000

Cohen & Steers Total Return Realty Fund, Inc.

Assets = $107,436,022.89

Minimum Bond = $525,000

Cohen & Steers Select Preferred and Income Fund, Inc.**

Assets = $320,000,000

Minimum Bond = $500,000

* Bond limits were initially calculated with assets under management as of April 30, 2010. Please note that the bond contains an endorsement which allows for “automatic increase in limits”, as may be needed as a result of an increase in asset size or due to the addition of new Investment Companies. The increase will be automatic and without the payment of additional premiums for the remainder of the premium period.

**  Cohen & Steers Select Preferred and Income Fund is a newly created closed-end fund that was added to fidelity bond effective December 7, 2010. The fidelity bond, under Section 10 (Limit of Liability), permits new funds to be added to the fidelity bond and the fidelity bond is automatically increased to comply with 17g-1 without the payment of any additional premium.